Terra Tech Corp. 4700 Von Karman Ave. STE 110 Newport Beach, CA 92660 Phone: 855.447.6967

June 12, 2015

VIA EDGAR TRANSMISSION

Mr. Martin James

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Terra Tech Corp. Form 10-K for the fiscal year ended December 31, 2014 Filed March 27, 2015 Form 10-Q for the Quarterly Period Ended March 31, 2015 Filed May 15, 2015 File No. 000-54258

Dear Mr. James:

Terra Tech Corp., a Nevada corporation (the “Company,” “we,” “us,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 11, 2015 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 000-54258) (the “Form 10-K”) filed with the Commission on March 27, 2015 and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (the “Form 10-Q”) filed with the Commission on May 15, 2015.

This letter sets forth the comment of the Staff in the Comment Letter (numbered in accordance with the Comment Letter) and, following the comment, sets forth our response.  We are also simultaneously filing an amendment to the Form 10-Q in response to the Staff’s comment.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Exhibit 31.1 and 31.2

1. We note that your 2014 annual report contains management’s internal control report as required by Item 308(a) of Regulation S-K.  As such, your Section 302 certifications should include the introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company in order to conform exactly to the certification requirements outlined at Item 601(b)(31)(i) of Regulation S-K.  Please amend this Form 10-Q to include corrected Section 302 certifications that are currently signed and dated and that include the language required by Item 601(b)(31)(i) of Regulation S-K.  You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

Response: We have simultaneously filed Amendment No. 1 to the Form 10-Q in order to include revised Section 302 certifications addressing the Staff’s comment.

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to call me at (855) 447-6967 or our counsel, Randy Katz of Baker & Hostetler LLP at (714) 966-8807.

Sincerely,

/s/ Derek Peterson

Derek Peterson

Chief Executive Officer